Aurora Cannabis Ships Products to Maltese Medical Cannabis Market

Company Becomes First Supplier of Medical Cannabis to
Patients in Malta

TSX: ACB

EDMONTON, June 25, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company, through its wholly owned German subsidiary Pedanios GmbH ("Pedanios"), has become the first licensed supplier of medical cannabis to patients in Malta. The import license issued by the Malta Medicines Authority ("MMA") was received on June 5, 2018, and Pedanios received the necessary export license from German authorities on June 21, 2018. After Germany and Italy, Malta is the third European Union member country where Pedanios currently sells medical cannabis.

Two products, Pedanios 22/1 and 20/1, are being shipped to Malta today, and will become available in Maltese pharmacies shortly. Pedanios expects pharmacists will be able to fill patient prescriptions within approximately two weeks. These orders will include medically approved vaporization devices for patients' consumption of Aurora cannabis products.

Market entrance in Malta was achieved through close collaboration with Aurora's local distribution partner Cherubino Ltd. ("Cherubino"), the largest pharmaceutical wholesaler in Malta, who have over 100 years of operating history. This partnership was instrumental in navigating the rigorous legislative requirements of the MMA to supply high-quality medical cannabis to Maltese patients. Medical cannabis was initially legalized by the Maltese parliament on March 26, 2018.

"We are very pleased that through Pedanios, Aurora is the first supplier of medical cannabis to Maltese patients," said Neil Belot, Chief Global Business Development Officer. "With an established and highly regarded team, as well as unique regional distribution relationships, Pedanios provides Aurora with an early mover advantage in the large, highly regulated European market. Supplying products to the Maltese medical cannabis system further strengthens our visibility and brand recognition in Europe and internationally.

"Mario Reichenbach, Head of Business Development at Pedanios added, "Pedanios is focused on improving patient welfare through the delivery of high-quality medical products, and we're very proud to now extend our reach to the citizens of Malta. This is a significant milestone for Maltese patients who have been waiting for medical cannabis to become available in their country. Our success was driven by the professionalism of our local partner, Cherubino, the commitment of the Maltese government to implement a legislative framework to support its citizens, and the hard work of our European team. Our relationship with Cherubino will continue to develop, as we intend to provide ongoing support for education of Maltese physicians about the benefits, risks and side effects that may apply with respect to the use of medical cannabis in the management of symptoms associated with a range of chronic health conditions."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, with to date nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: For Aurora: Marc Lakmaaker,
+1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com;
Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 25-JUN-18